UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Infobird,” “we,” “us” and “our” refer to Infobird Co., Ltd and its subsidiaries.

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K, originally filed with the Securities and Exchange Commission on August 17, 2013 (the “Form 6-K”), is being filed to provide the financial statements of Infobird Co., Ltd (“Infobird”) as of and for the year ended December 31, 2022, the accompanying notes thereto, and incorporated herein by reference, and pro forma financial information as of and for the year ended December 31, 2022, which is filed as Exhibit 99.1. Exhibit 99.1 was not previously filed. Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

Exhibits

Exhibit No	Description

99.1	Infobird Co., Ltd Unaudited Pro Forma Condensed Combined Financial Statements as of December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INFOBIRD CO., LTD

Date:	December 19, 2023	By:	/s/ Yiting Song
Yiting Song, Chief Financial Officer